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                                                            OMB APPROVAL
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--------                                            OMB Number:       3235-0104
 FORM 3                                             Expires: September 30, 1997
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

(Print or Type Responses)

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
  PROFUTURES SPECIAL EQUITIES FUND, L.P.      Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)                 PCH, Inc. (PIHC)                 (Month/Day/Year)
     (Last)     (First)     (Middle)             3/16/98                 ----------------------------------------------------------
                                           ----------------------------  5. Relationship of Reporting        7. Individual or
----------------------------------------   3. IRS or Social Security          Persons to Issuer                 Joint/Group Filing
             (Street)                         Number of Reporting           (Check all applicable)              (Check Applicable
                                              Person (Voluntary)               Director     X     10% Owner     Law)
                                                                         -----            -----               [ ] Form filed by One
--------------------------------------     ----------------------------        Officer            Other            Reporting Person
      (City)      (State)      (Zip)                                     -----            -----   (specify    [X] Form filed by More
                                                                         (give title below)         below)         than One
                                                                                                                   Reporting Person
                                                                               ---------------------------
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                  (Instr. 5)
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    Common Stock (Class A)                           309,924                         D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction Sheet)                                    SEC 1473 (7/96)

[FN]
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
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Series B Convertible            6/16/98*   3/16/00      Class A Common Stock  VAR*      VAR*         D         SEE ATTACHMENT SHEET*
Preferred Stock
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Explanation of Responses:                                                            PROFUTURES SPECIAL EQUITIES FUND, L.P.

* See Attachment Sheet                                                               By:  ProFutures Fund Management, Inc., a
                                                                                          General Partner
**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             By:  /s/ GARY D. HALBERT                3/19/98
                                                                                     -------------------------------   -------------
Note. File three copies of this Form, one of which must be manually signed.          **Signature of Reporting Person        Date
  If space provided is insufficient, See Instruction 6 for procedure.                  Gary D. Halbert, President

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently                                                 Page 2
valid OMB Number.                                                                                                    SEC 1473 (7/96)

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                       Attachment Sheet to
     Initial Statement of Beneficial Ownership of Securities
                            on Form 3

     Table I

Item

1.

Addition

             Additional Reporting Persons:

               ProFutures Fund Management, Inc.
               1310 Highway 620 South -- Suite 200
               Austin, Texas 78734

               Gary D. Halbert
               1310 Highway 620 South -- Suite 200
               Austin, Texas 78734

               Golden Eye Asset Management, Inc.
               1310 Highway 620 South -- Suite 200
               Austin, Texas 78734

               Marte W. Anderson
               1310 Highway 620 South -- Suite 200
               Austin, Texas 78734

               John F. Mauldin
               1000 The Ballpark in Arlington -- Suite 216
               Arlington, Texas 76011



     Table II

Item

3 and 4.


Addition


        On March 16, 1998, the Group,consisting of ProFutures Special Equities Fund, L.P. ("PSEF"), Gary D. Halbert ("Halbert") and John F. Mauldin ("Mauldin"), purchased directly from the Company in a private transaction: (a) 750 shares of Series B Convertible Preferred Stock (the "Preferred Stock"); and
(b) Warrants, all of which were convertible into shares of Class A Common Stock, $0.01 par value, of the Company, for an aggregate purchase price of $750,000 (including any brokerage commissions). The Preferred Stock may be converted into the Common Stock at any time at a price equal to 80% of the average of the closing bid prices on NASDAQ for the five trading days preceding the date of conversion; subject to a minimum conversion price and a maximum conversion price. The Company has agreed to pay the difference if the conversion
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price is below such minimum conversion price by delivering a promissory note.
The Warrants are convertible at any time for up to three years at the closing bid price per share of the Common Stock on March 16, 1998. The Group may convert the Preferred Stock beginning on the earlier of June 16, 1998 or registration of the underlying shares of Common Stock.


        The aggregate number of shares of Common Stock owned beneficially by the Group as of the close of business on March 16, 1998 was 754,794, or approximately 14.27% of the shares of Common Stock outstanding. This percentage is based upon (a) an assumed conversion price per share of $1.85 and (b) 4,704,956 shares of Common Stock reported to be issued in the March 13, 1998 transaction documents between the Company and the Group plus 584,078 shares of Common Stock due upon conversion and exercise of the Preferred Stock and Warrants, respectfully.


                   Number of
                   Shares Directly         Percentage of
Ownership          Owned                Outstanding Shares*

PSEF                606,509                  11.46 %
Gary D. Halbert      88,971                   1.69 %
John F. Mauldin      59,314                   1.12 %

     TOTAL          754,794                  14.27 %



Item

5 and 6.


Addition

The securities listed are beneficially owned by PSEF. The General Partners of PSEF are ProFutures Fund Management, Inc. and Golden
Eye Asset Management, Inc. The controlling shareholder of ProFutures Fund Management, Inc. is Gary D. Halbert. The controlling shareholder of Golden Eye Asset Management, Inc. is Marte W. Anderson. John F. Mauldin is a Vice President of ProFutures Fund Management, Inc.
By virtue of these facts, each of the entities and persons may be deemed to have indirect beneficial ownership of the securities.
Each of these entities and persons disclaims such beneficial ownership.


             Additional Signature Page to Form 3 and
                      Joint Filing Agreement

     The undersigned hereby agree that this Form 3 is filed on behalf of each of them.

     Dated: March 19, 1998


     PROFUTURES SPECIAL EQUITIES FUND, L.P.

     By:  ProFutures Fund Management, Inc., a General Partner

     By:    /s/ Gary D. Halbert
            Gary D. Halbert, President


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     PROFUTURES FUND MANAGEMENT, INC.


     By:   /s/ Gary D. Halbert
             Gary D. Halbert, President



           /s/ Gary D. Halbert
               Gary D. Halbert


     GOLDEN EYE ASSET MANAGEMENT, INC.


     By:  /s/ Marte W. Anderson
          Marte W. Anderson, President



           /s/ Marte W. Anderson
               Marte W. Anderson


          /s/  John F. Mauldin
               John F. Mauldin